EXHIBIT A - FOOTNOTE 3
Such options shall vest on the fifth annual anniversary of
the Grant Date with accelerated vesting upon certain events
and subject to continued employment at all such times. With
respect to acceleration, (a) 50% of such options shall vest
upon attainment of specified revenue, adjusted OIBA or share price targets at the later of twenty-four (24) months or
performance attainment (2023 revenue (or subsequent years
revenue) exceeding 120% of year of grant level, 2023 adjusted
OIBA (or subsequent years adjusted OIBA) exceeding specified multiples of year of grant level, or following the first year the Class B Common Stock share price for twenty (20) consecutive trading days exceeding 150% of the year of grant trading day average), and (b) such remaining unvested options shall vest upon attainment of specified revenue, adjusted OIBA or share price targets at the later of thirty-six (36) months or
performance attainment (2023 revenue (or subsequent years)
exceeding 127% of year of grant level, 2023 adjusted OIBA
(or subsequent years) exceeding specified multiples of year
of grant level higher than the initial performance target
above, or following the first year the Class B Common Stock
share price for twenty (20) consecutive trading days
exceeding 160% of the year of grant trading day average).
Such options shall also be subject to acceleration of vesting in certain additional events.